[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

January 8, 2007

Mr. Joseph Roesler
United States Securities

   and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings Limited
Registration Statement on Form S-1
Registration No. 333-138182

Dear Mr. Roesler:

Set forth below are the responses of Flagstone Reinsurance Holdings Limited (the “Company”) to the comments that you made in our telephone conversation of January 5, 2007 regarding the Company and its Mont Fort Re Limited side car.

In each instance, we have paraphrased your comments in italics and set forth our response in plain type below the relevant comment.

All capitalized terms used but not defined herein shall have the same meanings as in Amendment No. 3 to the registration statement on Form S-1 filed by the Company.

1.                                    Provide a comprehensive and detailed description of the structure of the side car arrangement.  Discuss how the legal form takes shape, and the underlying economics.  What are the risks and rewards to every party involved?

In particular:

•                  Who has ultimate control over the entity — Lehman or Flagstone?  How do you reach that conclusion?

•                  Who decides when a cell terminates — Flagstone or the preferred share investor?

•                  Who are the parties to the reinsurance contracts?

•                  Who structures the reinsurance contracts?  How are they structured?

•                  Does Mont Fort pay dividends or pay some other fixed return?

•                  What dollars go in and out and who gets those cash flows?

•                  What does Lehman get out of this?  How does Lehman participate in the profit and loss?

Response

General

Mont Fort is organized under the laws of Bermuda as an exempted company which is registered in Bermuda as a general business class 3 insurer and is also registered as a segregated accounts company (“SAC”) under the Bermuda Segregated Accounts Companies Act 2000 (the “SAC Act”).  The SAC Act enables Mont Fort to establish segregated accounts for specific transactions, referred to as cells. Each cell of Mont Fort is designed for the purpose of carrying out insurance business for the benefit of the participant in that segregated cell. Each cell is designed with a distinct business strategy, underwriting strategy and underwriting risk management program. Because of the features of the SAC Act, each cell is bankruptcy remote from all other cells. As of December 31, 2006, there is only one cell in existence, the MFRE ILW Cell (the “Cell”) with capital of $55 million.

The key features of the SAC Act are as follows:

•                  Each SAC is a separate legal entity from its shareholders and as is such imbued with most of the normal attributes of a company, although individual cells do not generally have separate common shares, by-laws, management, administrative, or governance procedures.

•                  Each cell contains assets and liabilities that, pursuant to the SAC Act, are legally segregated from the assets and liabilities of the general account of the SAC, and from the other cells, if any.

•                  Although a cell is not a legal person, the SAC Act confers some of the attributes of separate corporate personality on a cell.  For example, the SAC Act provides that the SAC can sue and be sued in respect of a particular cell and expressly permits the property of a cell to be subject to an order of the court as if it were a separate legal person.

•                  Dividends can be paid and liquidations can be effected on a specific cell without reference to the general account or other cells within the SAC. Dividend declarations and payments for the Preferred Shares are at the discretion of Mont Fort’s Board of Directors and will depend on the capital needed to satisfy the liabilities of the cell and compliance with Bermuda law and regulations.

The Company owns all of the outstanding common shares of Mont Fort and contributed all of the capital ($1.4 million) of the general account of Mont Fort.  This capital provides the minimum required to maintain Mont Fort as a general business Class 3 Insurer.  Mont Fort’s capital is not exposed to the risks or rewards of any of the cells.

Mont Fort raises capital for each cell by selling preferred shares (which are issued by Mont Fort Re but linked by their terms to the financial outcome of a specific cell).  Each cell uses the proceeds of those preferred share offerings to underwrite reinsurance which will be ceded to the cell by Flagstone.  Under the SAC Act, each cell is solely responsible for liabilities arising from those risks it has assumed..

On June 6, 2006, Mont Fort closed an offering of preferred shares relating to a cell, Mont Fort ILW, which yielded gross proceeds of $60.0 million. The primary investor in the Mont Fort ILW cell is LB I, an affiliate of Lehman Brothers Inc., which invested $50.0 million in preferred shares of Mont Fort ILW, or 83.3% of the initial funding. LB I owns 90.9% of the preferred shares in this cell.

On June 6, 2006, Flagstone entered into a facultative reinsurance agreement with Mont Fort ILW. Under this agreement, Mont Fort ILW will assume a share of Flagstone’s industry loss warranty exposure.

As at September 30, 2006, the capital structure of Mont Fort is:

•                  370,000 Common shares, par value of $1.00 each have been issued to the Company for consideration of $1.4 Million.

•                  55 million Series B Preferred Shares, par value $1.00 each, have been issued to the investors described above for $55 million.

•                  Under the terms of the MFRE ILW Cell, the Preferred Shareholders bear the economic risk of the capital they have contributed and are entitled to the returns that may accrue to the MFRE ILW Cell.

The following diagrams this structure:

The future cells are examples of the type of covers that could be written in the cell structure.

West End, a wholly-owned subsidiary of the Company, will serve as the investment adviser of each cell of Mont Fort and will earn an asset-based fee and generally a performance-based fee for those services.

Control

The Company has ultimate control over Mont Fort.  The design and activities of each individual cell are customized to each investor group’s needs and requirements.

The Company, by virtue of holding 100 percent of the common shares of Mont Fort, controls decision making with respect to the appointment of Mont Fort’s Board of Directors, investment and disbursement of cell assets, the entering into reinsurance and other contracts by the Cells, and with respect to administration and payment of cell liabilities. However, the general account assumes no risk and earns only investment returns on the assets in the general account.

The investors (such as LB I) exert no control over the Cell except that:

•                  They are fully engaged in the design stages of the Cell’s structure. The MFRE ILW Cell was established with the objective of matching the risk/return profile that LB I was willing to assume. The modeled portfolio of risks for the Cell was based on LB I’s risk appetite, target returns and downside tolerance.

•                  They possess the annual right on or after May 31, 2007 to cause Mont Fort to redeem their Preferred Shares at their then Net Asset Value, to the extent that the Board of Directors has determined that funds are legally available to make redemptions.

Termination

The holders of the Preferred shares of the MFRE ILW cell have the right to redeem their Preferred Shares by serving a redemption notice to the Cell 75 days prior to an annual redemption date.  Mont Fort has the right to redeem the Preferred Shares only under limited circumstances, such that failure to do so would result in adverse tax consequences or materially adverse regulatory or legal treatment.

Reinsurance Contracts

Each cell enters into a separate reinsurance contract with Flagstone.  The contract between Flagstone and the Mont Fort, in respect of its segregated account, MFRE ILW Cell is structured as part of the initial investment negotiation between Flagstone and the preferred shareholder. The contract between the Mont Fort and Flagstone provides that each risk ceded is optional on the part of Flagstone and mandatory on the part of the Cell; i.e., Flagstone decides which risks go into the cell provided that they meet the predefined underwriting guidelines which were negotiated and agreed by the investors prior to the cell formation. The MFRE ILW Cell assumed ILW business in several diversified zones up to a maximum limit per zone and the expected loss characteristics of the business had to meet predefined limits.

Mont Fort does not have any employees. The underwriters, investment management, legal and accounting staff of Flagstone provide services to MFRE ILW, including the service of structuring its reinsurance policies.  The ceding commissions compensate the Company for the operating costs incurred in providing these services.

Dividends

The Preferred Shares linked to the MFRE ILW cell do not entitle the holders to any regular dividends or other fixed return. It is expected that the Preferred Shareholders will realize their return through dividends after profitable years, or through eventual redemption at the investor’s option.

Cash Flows

For each cell of Mont Fort, the sources of cash are the proceeds of the sale of its linked Preferred Shares, the premiums it assumes from Flagstone and investment income it earns on its net invested assets.  The uses of cash are the ceding commission of 5% paid to Flagstone, paid losses (if any), costs and expenses of establishing the cell (primarily legal), the investment management fee and performance fee it pays to West End and amounts paid to effect dividends or redeem the linked Preferred Shares upon termination of the cell or the exit of an investor.

Participation by LB I

LBI receives an attractive expected return on its investment — the net cash flows outlined above.  In return, the capital of LB I is exposed to the possibility of partial or total loss depending on the results of the business underwritten by the cell. LB I has entered into this arrangement because they cannot build this reinsurance expertise in-house, in a timely manner, to take advantage of market opportunities and as an alternative decided to use Flagstone’s expertise to invest in the reinsurance sector.

2.                                      FAS 113 Analysis.  How is the transfer of underwriting risk and risk of loss being analyzed under FAS 113?  You say that some of the industry loss warranties — are accounted as derivatives.  It appears that the industry loss warranties contracts ceded to the side car are insurance contracts.  How did you determine to account for these industry loss warranties as insurance and reinsurance contracts and not derivatives?  Address “B26 — Derivatives Implementation Group” — the dual trigger (property and casualty) aspect of this business.  The usual analysis is to first ask, “Do I need to account for the dual trigger as an embedded option,” and if the answer is no, then step two is the FAS 113 analysis.  Tell us how the risk transfer is analyzed under FAS 113.  Tell us whether or not you are analyzing these contracts in this way.

Response

Derivative analysis

The Company evaluates each ILW contract in accordance with Derivatives Implementation Group B26, “Dual Trigger Property and Casualty Contracts”, to determine if the amounts received from these contracts should be recorded as reinsurance transactions or derivatives.

ILW contracts that provide for the payment of claims as a result of both an identifiable insurable event and an industry loss trigger from a specific catastrophic event (e.g. excess of $30 billion dollars California Earthquake) would in its entirety qualify for the insurance exclusion in paragraph 10 (c) (2) of Statement 133 (and thus not contain an embedded derivative instrument that is required to be separately accounted for as a derivative instrument) provided all of the following conditions are met:

1.               Claims are paid only if an identifiable insurable event occurs (for example, earthquake) pursuant to the requirements of paragraph 10(c) (2) of Statement 133.

2.               The amount of the payment is limited to the amount of the policyholder’s incurred insured loss (i.e. indemnity).

3.               The contract does not involve essentially assured amounts of cash flows (regardless of the timing of those cash flows) based on insurable events highly probable of occurrence because the insured would nearly always receive the benefits (or suffer the detriment) of changes in the variable.

Based on this framework, we have analyzed that the ILW contracts ceded to Mont Fort as at September 30, 2006, under the conditions above and have concluded that the contracts meet the conditions above for the paragraph 10 (c) (2) exemption. Therefore, the dual trigger variable in these contracts is not separated and accounted for separately as a derivative.

Risk Transfer

The ILW contracts ceded to MFRE ILW require the underlying insured to incur a loss and for that same event to create an overall industry loss (as determined by an independent source) above a pre- agreed level.  This is referred to as a dual trigger contract.

We have carried out a risk transfer analysis and determined that, under FASB 113, Mont Fort has assumed significant insurance risk (timing and underwriting risks) under the ILW contracts and it is reasonably possible that Mont Fort may realize a significant loss from the ILW contracts.

The ILW contracts qualify for reinsurance when they meet both of the following conditions:

1.               Mont Fort assumes significant insurance risk as there is both underwriting and timing risk being transferred — i.e. the amount and timing of the payments to be made under the ILW contract have a reasonable probability of varying significantly. Given the features of an ILW contract, whereby payments arise on the occurrence of a catastrophic event such as a California Earthquake or Florida Hurricane, the amount and timing of payments under the ILW contract have a reasonable probability of significant variability. In addition, there are no clauses in the ILW contracts that delay payments by Mont Fort to Flagstone.

2.               It is reasonably possible that Mont Fort may realize a significant loss from the ILW contracts. Given the very high inherent risk in these catastrophe contracts it is generally concluded that there is a reasonable possibility that Mont Fort may incur a significant loss. The Company’s review includes a review of the rate on line on the contracts, which indicates that the exposure to a loss significantly exceeds the premium received for the risk assumed. All of the contracts ceded to MFRE ILW have exposure to significant losses and should be recorded as reinsurance contracts.

3.                          Equity at risk.  You say Mont Fort is licensed as a class 3 reinsurer.  How is that consistent with your conclusion that it is a variable interest entity?  A VIE must be an entity that does not have sufficient equity at risk to fund its operations.  If it is regulated entity with a license to write business, explain how that can be true of Mont Fort.

Response

The minimum capital and surplus required by a class 3 Bermuda general and long term insurer is $1.25 million and this amount was invested by the Company in Mont Fort’s general account to meet the minimum required capital levels under the Bermuda Insurance Act and thus maintain Mont Fort’s status as a licensed insurer. In addition, Mont Fort must maintain a minimum solvency margin based on the greater of a premium and reserve test and maintain a liquidity ratio being the value of the relevant assets to relevant liabilities.

However, this capital and surplus of $1.4 million is

– Insufficient to write the risks assumed by the MFRE ILW Cell (you will note that the net assets at risk of the cell is approximately 40 times this amount).

– Not exposed to the risks of the Cell’s activities. That is, in the highly unlikely event that the assets of the MFRE ILW Cell were insufficient to meet its liabilities, the cell would default but Mont Fort’s general account would be untouched, and it would continue to be a licensed Class 3 insurer with $1.4 million in statutory capital and surplus.

The Preferred Shares are a form of subordinated financial support which is required to finance the activities of Mont Fort—this supports the conclusion that the equity investment at risk is insufficient to fund Mont Fort’s activities.

In addition, the Company looked to the guidance of FIN 46 (R), paragraph 5 (b) in assessing whether Mont Fort is a variable interest entity. The paragraph states that an entity is a variable interest entity if as a group the holders of the equity investment at risk lack any one of the following three characteristics of a “controlling financial interest”:

1.                                       The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. Flagstone possesses this ability.

2.                                       The obligation to absorb the expected losses of the entity.  Under the FIN 46 (R) analysis of the current Mont Fort structure the majority of its expected losses will be absorbed by the preferred shareholders of MFRE ILW, not Flagstone. Thus Mont Fort is a variable interest entity.

3.                                       The right to receive the expected residual returns of the entity.  Flagstone possesses this right.

Based on the conclusion under (2) above, Mont Fort would meet the criteria under FIN 46 (R) paragraph 5 (b) to be classified as a variable interest entity.

Based on the facts outlined above, Mont Fort is a variable interest entity.

* * *

Please feel free to contact my colleague, Bob McTamaney (by telephone at 212-238-8711) or me (at 212-238-8698) with any further questions or requests for information regarding Mont Fort.

Sincerely,

/s/ Andris Vizbaras
Andris Vizbaras

AJV:ajv